Exhibit 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

First United Corporation (“we”, “us”, and “our”) is authorized by its charter (“Charter”) to issue up to 27,000,000 shares of capital stock. Of these shares, 25,000,000 shares are classified as common stock, par value $.01 per share, and 2,000,000 shares are classified as preferred stock, having no par value per share, which may be issued in one or more series having such voting powers, designations, preferences and other rights, qualifications, limitations and restrictions as may be fixed by our Board of Directors from time to time. The Board of Directors has designated 30,000 shares of our preferred stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”).

In addition to the power to issue shares of our authorized preferred stock in one or more series as discussed above, our Charter permits our Board of Directors, without general stockholder approval but subject to the rights of any preferred stock, to classify and reclassify authorized but unissued shares of capital stock of any class or series by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the shares of stock.

As of February 27, 2026, there were 6,501,382 shares of common stock issued and outstanding and no issued or outstanding shares of our preferred stock.

Our common stock is the only class of equity securities that we have registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The common stock is traded on the Nasdaq Stock Market under the trading symbol “FUNC”.

The following is a summary of the general terms of our capital stock. This summary does not purport to be complete in all respects. The full terms of the capital stock are set forth in our Charter and our Bylaws and are qualified by applicable Maryland laws, including the Maryland General Corporation Law, or the “MGCL”.

Common Stock

General

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of shares of common stock are not entitled to cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratable dividends that are declared by our Board of Directors out of funds legally available for such a purpose. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The common stock is not redeemable. All of the outstanding shares of our common stock are fully paid and non-assessable.

The transfer agent for the common stock is Computershare Trust Company, N.A.

Dividends and Other Distributions

The declaration of dividends on the common stock is at the discretion of the Board of Directors. We are subject to various bank regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. Our ability to pay dividends to holders of the common stock is largely dependent upon our receipt of dividends from First United Bank & Trust, a Maryland-chartered commercial bank with trust powers. Both federal and state laws impose restrictions on the ability of banks to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution if the depository institution is considered “undercapitalized” or if the payment of the dividend would make the institution “undercapitalized”. Maryland state-chartered banks may pay dividends only out of undivided profits or, with the prior approval of the Maryland Office of Financial Regulation, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, then cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies have the ability to prohibit a proposed dividend by a financial institution that would otherwise be permitted under applicable law if the regulatory body determines that the payment of the dividend would constitute an unsafe or unsound banking practice.

As a general corporate law matter, the MGCL prohibits us from paying dividends on our capital stock, including the common stock, unless, after giving effect to a proposed dividend, (i) we will be able to pay our debts as they come due in the normal course of business and (ii) our total assets will be greater than our total liabilities plus, unless our Charter permits otherwise, the amount that would be needed, if we were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the dividend. Notwithstanding our inability to pay dividends pursuant to item (ii) above, we may nevertheless pay dividends out of (a) our net earnings for the fiscal year in which the distribution is made, (b) our net earnings for the preceding fiscal year, or (c) the sum of our net earnings for the preceding eight fiscal quarters.

The terms of the Series A Preferred Stock entitle the holders thereof to receive if, as and when declared by our Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period. Dividends on the Series A Preferred Stock are payable quarterly in arrears on each February 15, May 15, August 15 and November 15. So long as any shares of Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend can be paid or declared on our common stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods, other than:

●	purchases, redemptions or other acquisitions of our common stock in connection with the administration of our employee benefit plans in the ordinary course of business and consistent with past practice (including purchases pursuant to a publicly announced repurchase plan to offset the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation);
●	purchases or other acquisitions by broker-dealer subsidiaries of First United solely for the purpose of market-making, stabilization or customer facilitation transactions in common stock in the ordinary course of its business;
●	purchases or other acquisitions by broker-dealer subsidiaries of First United for resale pursuant to an offering by First United of its stock that is underwritten by the related broker-dealer subsidiary;
●	any dividends or distributions of rights or capital stock that is junior to the Series A Preferred Stock in connection with any shareholders’ rights plan or repurchases of rights pursuant to any shareholders’ rights plan;
●	acquisition of record ownership of any capital stock that is junior to or on par with the Series A Preferred Stock for the beneficial ownership of any other person who is not First United or one of its subsidiaries, including as trustee or custodian; and
●	the exchange or conversion of capital stock that is junior to the Series A Preferred Stock for or into other junior stock or of stock that is on par with the Series A Preferred Stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before January 30, 2009 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

In addition to the limitations imposed by the terms of the Series A Preferred Stock, the terms of our outstanding debentures permit us to defer payments of the interest thereon for up to 20 consecutive quarterly periods. Should we make such a deferral election, we would be prohibited from paying dividends or distributions on, or from repurchasing, redeeming or otherwise acquiring any shares of our capital stock, including the Series A Preferred Stock and the common stock.

Rights Upon Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of preferred stock. The terms of the Series A Preferred Stock provide that, in such events, holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock.

Anti-Takeover Provisions under Maryland Law, Our Charter and Our Bylaws

The provisions of Maryland law and our Charter and Bylaws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Business Combinations under Maryland Law. The Maryland Business Combination Act generally prohibits corporations from being involved in any “business combination” (defined as a variety of transactions, including a merger, consolidation, share exchange, asset transfer or issuance or reclassification of equity securities) with any “interested shareholder” for a period of five years following the most recent date on which the interested shareholder became an interested shareholder. An interested shareholder is defined generally as a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock or who is an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% percent or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock.

A business combination that is not prohibited must be recommended by the Board of Directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together as a single voting group and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who will (or whose affiliate will) be a party to the business combination or by an affiliate or associate of the interested shareholder, voting together as a single voting group, unless, among other things, the corporation’s shareholders receive a minimum price, as defined in the Maryland Business Combination Act for their shares, in cash or in the same form as paid by the interested shareholder for its shares. These provisions will not apply if the Board of Directors has exempted the transaction in question or the interested shareholder prior to the time that the interested shareholder became an interested shareholder. In addition, the Board of Directors may adopt a resolution approving or exempting specific business combinations, business combinations generally, or generally by type, as to specifically identified or unidentified existing or future shareholders or their affiliates from the business combination provisions of the Maryland Business Combination Act.

Control Share Acquisitions. The Maryland Control Share Acquisition Act generally provides that “control shares” of a corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the shareholders at a meeting by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. “Control shares” are shares of stock that, if aggregated with all other shares of stock of the corporation previously acquired by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, entitle that person, directly or indirectly, to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power or a majority or more of all voting power. “Control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions. If voting rights or control shares acquired in a control share acquisition are not approved at a shareholders’ meeting, then, subject to certain conditions, the issuer may redeem any or all of the control shares for fair value. If voting rights of such control shares are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may exercise appraisal rights.

Preference Stock Authorization. The Charter gives our Board of Directors the authority to, without the approval of the holders of our common stock, issue our authorized preferred stock in one or more series and to classify and reclassify any class or series of our authorized but unissued capital stock. A series of preferred stock and any other shares of capital stock that the Board classifies or reclassifies may possess rights superior to the rights of the holders of our common stock. As a result, this “blank check” stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Advance Notice Procedure for Director Nominations by Shareholders. Our Bylaws allow shareholders to submit director nominations. For nominations to properly come before the meeting, however, the nominating shareholder must have given timely written notice of the nomination to either our Chairman of the Board or the President. To be timely, a nomination must be given not less than 150 days nor more than 180 days prior to the date of the meeting of shareholders called for the election of directors which, for purposes of this requirement, is deemed to be on the same day and month as the annual meeting of shareholders for the preceding year. The notice must contain the following information to the extent known by the notifying shareholder:

●	the name and address of each proposed nominee;
●	the principal occupation of each proposed nominee;
●	the number of shares of our capital stock owned by each proposed nominee;
●	the name and residence address of the notifying shareholder;
●	the number of shares of our capital stock owned by the notifying shareholder;
●	the consent in writing of the proposed nominee as to the proposed nominee’s name being placed in nomination for director; and
●	all information relating to the proposed nominee that would be required to be disclosed by Regulation 14A under the Exchange Act, assuming such provisions would be applicable to the solicitation of proxies for the proposed nominee.